Securities and Exchange commission
Washington D.C. 20549

Gentlemen:

We were previously principal accountants for Omni Park Pass Inc. and under the date of April 14, 2001 we reported on the financial statements of Omni Park Pass. Inc for the year ended December 31, 2000. On June 1 2001, our appointment as principal accountants was terminated. We have read Omni Park Pass's statements included under item 4 of its Form 8-K dated April 20, 2001 and we agree with such statements, except that we are not in a position to agree or disagree with Omni Park Pass's statements that Weaver and Tidwell L.L.P was retained as its new certifying accountant.


Very truly yours

/s/ Crowder and Pearson
-----------------------
Crowder and Pearson PC


July 5, 2001